Grupo Financiero/Galicia




FOR IMMEDIATE RELEASE

For more information contact:

Pablo Firvida
VP Investor Relations
Telefax: (5411) 4343-7528
pfirvida@gfgsa.com
investorelations@gfgsa.com
www.gfgsa.com



         GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS
                     THIRD QUARTER ENDED SEPTEMBER 30, 2003


     >> (Buenos Aires, Argentina, November 11, 2003) - Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") (Buenos Aires Stock Exchange:
          GGAL / NASDAQ: GGAL) today announced its consolidated financial results for the third quarter of fiscal year 2003, ended September 30, 2003.


NET LOSS FOR THE QUARTER ENDED SEPTEMBER 30, 2003


     >> Net loss for the third quarter ended September 30, 2003, was Ps. 68.2 million, or Ps. 0.062 per share, equivalent to Ps. 0.620 per ADS. These results were mainly generated by those of Banco Galicia which has continued to be the main source of the company's results.

     >> Grupo Galicia's financial statements, tables and exhibits as of September 30, 2003, have been restated for inflation until February 28, 2003 using the Wholesale Price Index (IPIM) published by the National Bureau of Statistics and Census (INDEC).

     >> As the reception of the financial statements of Banco Galicia Uruguay S.A. ("Galicia Uruguay") and its subsidiaries has been regularized, in the quarter ended September 30, 2003 the information that is exposed includes the consolidation on a line by line basis of the financial statements of Galicia Uruguay, Banco de Galicia (Cayman) Ltd. (in provisional liquidation) and its subsidiaries. In consequence, this quarter includes in each line of the consolidated income statement the results corresponding to the nine months of the aforementioned companies, not affecting the consolidated net income.

     >> The following table below shows results per share information, based on Grupo Galicia's financial statements.

                                                        Grupo Financiero/Galicia


                                                                                   In pesos
------------------------------------------------------------------------------------------------------------------------------------
                                             FY 2003                 FY 2002                           Nine month ended at:
                                             -------                 -------                   -------------------------------------
                                               3 Q                     3 Q
Earnings per Share                             09/30/03                09/30/02              09/30/03                09/30/02
------------------------------------------------------------------------------------------------------------------------------------
Total Average Shares (in thousands)          1,092,407               1,092,407             1,092,407               1,092,407
Book Value per Share                             1.358                   1.854                 1.358                   1.854
Book Value per ADS (*)                          13.580                  18.540                13.580                  18.540
Earnings per Share (**)                         (0.062)                 (0.345)               (0.179)                 (0.987)
Earnings per ADS (*)(**)                        (0.620)                 (3.450)               (1.790)                 (9.870)
------------------------------------------------------------------------------------------------------------------------------------

(*)  1 ADS=10 ordinary shares

(**) Nine months ended as of 09/30/02 incuding absorption regulated by Argentine
     Central Bank's Communique "A" 3703 and 3800.



     >> Grupo Galicia's third quarter net income represents an annualized return of (1.21)% on average assets and (17.90)% on average shareholders' equity.


------------------------------------------------------------------------------------------------------------------------
                                                FY 2003        FY 2002                      nine months ended at:
                                            -----------     ----------              ------------------------------------
Profitability                                       3Q             3Q                 09/30/03                09/30/02
                                                     %              %                        %                       %
------------------------------------------------------------------------------------------------------------------------
Return on Average Assets (*)                     (1.21)         (6.37)                (1.12)                  (6.72)
Return on Average Shareholders Equity (*)       (17.90)        (69.17)               (16.76)                 (55.00)
------------------------------------------------------------------------------------------------------------------------
(*) Annualized.


     >> The following table below shows a "Net Income by Business" analysis. It includes a breakdown on Grupo Financiero Galicia's result information by subsidiary.

     >> The "Income from stake in Sudamericana Holding" line includes the company's results as of June 2003 and the company's goodwill amortization.

     >> The "Income from stake in Galicia Warrants" line includes the company's results as of July 2003, the company's goodwill amortization and the impairment adjustment.

     >> The "Result adjustment by deferred tax in subsidiary companies" shows the income tax charge determined according to the deferred tax method on Banco Galicia's subsidiaries. This adjustment was not made in Banco Galicia because Argentine Central Bank regulations do not contemplate the application of the deferred tax method.

                                                        Grupo Financiero/Galicia


     >> The "Other Income GFG" line includes the gain in our investments as a result of the 4.11% increase in the exchange rate during the quarter.


                                                                   In millions of September 30, 2003 constant pesos
------------------------------------------------------------------------------------------------------------------------------------
Net Income by Business                                           FY 2003                              Nine months ended at:
                                                     =============================             =====================================
                                                        3rd. Q            2nd. Q                09/30/03          09/30/02
------------------------------------------------------------------------------------------------------------------------------------
Income from stake in Banco Galicia (93.58%)             (61.0)            (45.8)               (144.3)           (1,088.6)
Income from stake in Net Investment (87.5%)              (0.3)             (3.6)                 (4.9)               (5.1)
Income from stake in Sudamericana Holding (87.5%)        (3.8)             (1.9)                (10.1)               (1.2)
Income from stake in Galicia Warrants (87.5%)             0.2              (0.4)                 (3.2)               (1.1)
Result adjustment by deferred tax in subsidiary          (5.7)            (11.6)                (16.1)            -
companies
Other income GFG                                          2.4              (5.2)                (16.7)               19.5
Income tax                                               -                -                    -                     (2.2)
Net Income for the period                               (68.2)            (68.5)               (195.3)           (1,078.7)
------------------------------------------------------------------------------------------------------------------------------------

CONFERENCE CALL

On Friday, November 14 at 11:00 A.M. Eastern Standard Time (1:00 P.M. Buenos Aires Time), GFG will host a conference call to review these results.

The call-in number is: (719) 867-0640

If you are unable to participate in the call, a replay will be available from Monday, November 17 at 3:00 P.M. Eastern Standard Time until Wednesday, November 19 at 12:00 P.M. Eastern Standard Time dialing (719) 457-0820, pass code:
583198.

                                                        Grupo Financiero/Galicia

Grupo Financiero Galicia S.A.
-----------------------------
SELECTED FINANCIAL INFORMATION - CONSOLIDATE DATA (*)



                                                                               In millions of pescos
------------------------------------------------------------------------------------------------------------------------------------
                                                      09/30/03        06/30/03      03/31/03        12/31/02         09/30/02
------------------------------------------------------------------------------------------------------------------------------------

CASH AND DUE FROM BANKS                                  835.0           932.1          573.1          546.1           461.5

GOVERNMENT AND CORPORATE SECURITIES                    2,812.0         1,521.1        1,643.6        1,828.6         4,330.8

LOANS                                                 10,601.5         9,508.9        9,436.2        9,584.4         9,935.0

OTHER RECEIVABLES RESULTING FROM FINANCIAL             6,495.0         7,709.0        8,065.6        9,242.6         8,053.8
BROKERAGE

EQUITY IN OTHER COMPANIES                                 88.3            94.0           94.2          104.3            87.4

BANK PREMISES AND EQUIPMENT, MISCELLANEOUS AND         1,426.2         1,435.5        1,477.3        1,056.7         1,104.2
INTANGIBLE ASSETS

OTHER ASSETS                                             481.3           486.0          443.5          367.6           386.1

TOTAL ASSETS                                          22,739.3        21,686.6       21,733.5       22,730.3        24,358.8


DEPOSITS                                               5,471.7         5,048.1        4,766.6        4,732.9         5,576.5
-Non-Financial Government Sector                           5.1             4.9            3.0            7.9             3.6
-Financial Sector                                         18.7             2.4            2.9            2.9             2.1
-Non-Financial Private Sector and Residents Abroad     5,447.9         5,040.8        4,760.7        4,722.1         5,570.8
  -Current Accounts                                    1,086.7           917.2          738.2          738.6           853.1
  -Savings Accounts                                      783.2           500.1          379.8          345.4           329.3
  -Time Deposits                                       2,786.0         2,569.7        2,092.4        2,188.9         1,756.0
  -Investment Accounts                                     1.0             1.0            0.0            0.0             0.0
  -Other                                                 575.1           765.4        1,135.4        1,044.6         1,912.0
  -Accrued interest and quotation differences            215.9           287.4          414.9          404.6           720.3
payable


OTHER BANKS AND INTERNATIONAL ENTITIES                 2,865.0         2,804.6        2,968.2        3,386.0         3,733.0

NEGOTIABLE OBLIGAITONS                                 2,425.2         1,545.0        1,642.5        1,895.2         2,069.0

OTHER LIABILITIES                                     10,401.2        10,658.6       10,670.2       10,993.8        10,863.8

MINORITY INTERESTS                                        93.1            92.6           87.8           83.8            90.8

TOTAL LIBILITIES                                      21,256.2        20,148.9       20,135.3       21,091.7        22,334.0

SHAREHOLDERS' EQUITY                                   1,483.1         1,537.7        1,598.2        1,638.6         2,024.8


INFLATION AND EXCHANGE RATE
Retail Price Index (%) (**)                               0.51           (0.42)          2.49           1.66            7.03
Wholesale Price Index  (%) (**)                           1.20           (2.61)          0.25          (1.47)          13.08
C.E.R. (%) (**)                                           0.31            0.44           2.05           2.46            9.77
Exchange Rate ($/U$S) (***)                             2.9110          2.8075         2.9625         3.3630          3.7267

(*)      Grupo Financiero Galicia SA., consolidated with subsidiary companies
         (Art 33-Law 19550). Quarter ended 09/30/03 consolidated with Banco
         Galicia Uruguay and subsidiaries.

(**)     Variation within the quarter.

(***)    Last working day of the quarter.

                                                        Grupo Financiero/Galicia

Grupo Financiero Galicia S.A.
-----------------------------
SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                                   In millions of pescos
-------------------------------------------------------------------------------------------------------------------------------
Quarter ended:                                                09/30/03     06/30/03      03/31/03       12/31/02      09/30/02
-------------------------------------------------------------------------------------------------------------------------------
FINANCIAL INCOME                                                 386.8        299.4         667.7          318.4       1,137.2
-Interest on Cash and Due from Banks                               0.1          0.0           0.0            0.2           0.3
-Interest on Loans to the Financial Sector                        36.2         34.2          31.0           27.8          34.7
-Interest on Overdrafts                                            7.7         10.0          12.0           87.1         (39.7)
-Interest on Notes                                                89.5         36.1          30.6           75.6          14.2
-Interest on Mortgage Loans                                       24.5         36.7          15.9           22.2          11.0
-Interest on Pladge loans                                          4.1          6.2           0.6           (4.0)          2.1
-Interest on Credit Card loans                                    32.1         31.3          29.9           29.5          38.5
-Interest on Other Loans                                          11.8          6.8           5.9           16.9          22.4
-Net Income form Government and Corporate Securities              15.7         20.5          35.1           24.0         162.9
-On Other Receivables Resulting from Financial Brokerage          22.5         24.4          34.7           51.9          69.4
-Net Income from Guaranteed Loans-Decree 1387/01                  62.5         59.8          35.3          (70.0)         75.8
-Adjustment by application of adjusting index                     66.3         67.1         396.1          283.9         880.6
-Other                                                            13.8        (33.7)         40.6         (225.8)       (135.0)

FINANCIAL EXPENSES                                               (38.8)       334.7         946.2          625.3       1,102.7
-Interest on Demand Accounts Deposits                             (5.6)         3.2           4.4            2.2           9.9
-Interest on Saving Accounts Deposits                              0.8          0.7           0.6            0.2           0.6
-Interest on Time Deposits                                        38.3         72.8          61.2           75.8          73.8
-Interest on Loans from Financial Sector                           1.5          1.5           1.8           13.6          (8.5)
-For other Liabilities resulting from Financial Brokerage         83.3         79.4          87.1          267.6          67.8
-Other interest                                                   75.6        107.0         121.5          193.8         663.6
-Net income /(loss) on options                                     0.0          0.0           0.0            0.0           0.3
-Adjustment by application of adjusting index                      8.8         13.7         140.7           59.3         440.2
-Other                                                          (241.5)        56.4         528.9           12.9        (145.0)

GROSS BROKERAGE MARGIN                                           425.6        (35.3)       (278.5)        (306.9)         34.5

PROVISIONS FOR LOAN LOSSESS                                      260.6         64.3          59.2          128.6         232.4

INCOME FROM SERVICES, NET                                         93.3         88.6          80.4           79.8          81.7

MONETARY LOSS FROM FINANCIAL INTERMEDIATION                        0.0          0.0         (14.5)         135.9        (496.1)

ADMINISTRATION                                                   155.3        131.6         128.5          235.9         213.5
-Personal Expenses                                                67.3         54.7          55.1          142.4         121.7
-Directors' and Syndics' Fees                                      0.3          0.4           0.7            0.5           0.3
-Other Fees                                                       10.0          3.1           2.3            7.0           4.4
-Advertising and Publicity                                         6.9          2.8           2.8            4.8           2.5
-Taxes                                                             8.8          6.9           6.3            6.8           8.2
-Other Operating Expernses                                        50.1         54.2          52.3           58.0          69.7
-Other                                                            11.9          9.5           9.0           16.4           6.7

MONETARY GAIN FROM OPERATING EXPENSES                              0.0          0.0           0.1           (0.3)          1.8

MINORITY INTEREST                                                  0.3         (4.3)         (2.8)        (103.0)         19.2

INCOME FROM EQUITY INVESTMENTS                                    (2.0)       (10.1)         (9.0)          59.4          (0.9)

NET OTHER INCOME                                                (169.7)        91.6         354.5          226.5         196.7

MONETARY GAIN (LOSS) ON OTHER TRANSACTIONS                         0.0        (13.3)          9.7          (74.5)        212.9

INCOME TAX                                                        (0.2)       (10.2)         10.8           45.2         (19.0)

NET INCOME BEFORE THE ABSORPTION                                 (68.2)       (68.5)        (58.6)        (392.8)       (377.1)

ABSORPTION "AD-REFEENDUMN" OR THE SHAREHOLDERS                     0.0          0.0           0.0            0.0          37.8

NET INCOME AFTER THE ABSORPTION                                  (68.2)       (68.5)        (58.6)        (392.8)       (339.3)

(*) Grupo Financiero Galicia, consolidated with subsidiary companies (Art. 33 - Law 19550). Quarter ended 09/30/03 consolidated with Banco Galicia Uruguay and subsidiaries (9 months)
                                       5